SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)


           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No. 7--Final Amendment)

                              HURCO COMPANIES, INC.
                                (Name of Issuer)


                              HURCO COMPANIES, INC.
                      (Name of Person(s) Filing Statement)

                           Common Stock, no par value
                         (Title of Class of Securities)


                                    447324104
                      (CUSIP Number of Class of Securities)


                                  Michael Doar
                Chairman of the Board and Chief Executive Officer
                              Hurco Companies, Inc.
                               One Technology Way
                           Indianapolis, Indiana 46268
                                 (317) 293-5309
           (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of the Person(s) Filing Statement)



                                 With copies to:

                             Stephen H. Cooper, Esq.
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
                                -----------------
This statement is filed in connection with (check the appropriate box):
a.                The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
b.                The filing of a registration statement under the Securities
                  Act of 1993. .
c.          X     A tender offer.
d.                None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction.
                                -----------------
                            CALCULATION OF FILING FEE
======================================= =======================================
  Transaction valuation: $27,805*               Amount of filing fee: $2.25
======================================= =======================================
* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $3.35 share for the eligible common stock, multiplied by 8,300, the maximum number of shares to be purchased in the offer.

X    Check the box if any part of the fee is offset as provided by
     Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:  $2.25     Filing Party:  Hurco Companies, Inc.
         Form or Registration No.: 13E-3    Schedule Date Filed: June 3, 2003

         This Amendment No. 7 (this "Final Amendment") amends and supplements the Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission (the "Commission") on June 3, 2003, Amendment No. 1 to the Schedule 13E-3 Transaction Statement filed with the Commission on June 13, 2003, Amendment No. 2 to the Schedule 13E-3 Transaction Statement filed with the Commission on June 18, 2003, Amendment No. 3 to the Schedule 13E-3 Transaction Statement filed with the Commission on June 20, 2003, Amendment No. 4 to the
Schedule 13E-3 Transaction Statement filed with the Commission on July 14, 2003, Amendment No. 5 to the Schedule 13E-3 Transaction Statement filed with the Commission on August 1, 2003 and Amendment No. 6 to the Schedule 13E-3 Transaction Statement filed with the Commission on August 12, 2003 (as so amended, the "Schedule 13E-3") by Hurco Companies, Inc. (the "Company"). This
Schedule 13E-3 relates to the offer (the "Offer") by the Company to purchase for cash all shares of the Company's common stock, no par value (the "Common Stock"), held by stockholders that own 99 or less shares of Common Stock as of the close of business on June 2, 2003, pursuant to the Offer to Purchase, dated June 3, 2003 and the related Letter of Transmittal.

         The purpose of this Final Amendment is to report the results of the Offer, which expired at 5:00 p.m., New York City time, on Tuesday, September 2, 2003. The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all the items of this Final Amendment, except as set forth below. In addition, the information set forth in Items 1 through 16 of the Schedule 13E-3 are incorporated herein by reference with respect to Items 1 through 16 of this Final Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the
Schedule 13E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

Item 11. Interests in Securities of the Subject Company.

         Item 11 of the Schedule 13E-3 is hereby amended and supplemented by adding the following paragraph thereto:

         The Offer expired at 5:00 p.m., New York City time, on Tuesday, September 2, 2003. The Company received tenders of 7,171 shares of Common Stock in the Offer. All of these shares have been accepted by the Company and payment has been made at the offer price of $3.35 per share.

Item 16: Exhibits.

         Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit thereto:

         (a)(15) Press Release of the Company, dated September 3, 2003

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 3, 2003
                              HURCO COMPANIES, INC.



                              By: /s/ Michael Doar
                                  ----------------------------------------
                              Name: Michael Doar
                              Title:Chairman of the Board and
                                    Chief Executive Officer

                                  EXHIBIT INDEX

          Exhibit No.      Exhibit
            (a)(15) Press Release of the Company, dated September 3, 2003.